MANAGEMENT’S DISCUSSION AND ANALYSIS

The following Management’s Discussion and Analysis (MD&A) of operations and financial conditions is dated July 27, 2006, for the period ended March 31, 2006 and should be read in conjunction with the Company’s accompanying audited consolidated financial statements and the accompanying notes for the years ended March 31, 2006 and 2005.

Forward Looking Statements

Certain disclosure in this MD&A contains forward-looking statements that involve risk and uncertainties. Such information, although considered reasonable by the Company at the time of preparation, may prove to be incorrect and actual results may differ materially from those anticipated in the statements. For this purpose, any statements contained herein that are not statements of historical fact may be deemed to be forward-looking statements. Such risks and uncertainties include, but are not limited to, risks associated with operations, loss of market, regulatory matters, commodity price risk, environmental risks, industry competition, uncertainties as to the availability and cost of financing, risks in conducting foreign operations, potential delays or changes in plans with respect to exploration or capital expenditures.

Additional information relating to the Company can be found at www.sedar.com.

Business

TAG Oil Ltd. is an independent Canadian oil and gas exploration company with international operations in the Taranaki, East Coast and Canterbury Basins of New Zealand. As of the date of this report, TAG holds interests in seventeen petroleum permits in the commercially proven Taranaki Basin, two interests in the East Coast Basin and three interests in the Canterbury Basin. Taranaki is a lightly explored area with a good discovery rate and the Company’s interests in Taranaki cover 81,097 net acres. In addition, the Company’s two interests in the East Coast Basin and three interests in the Canterbury Basin cover 310,360 acres and 1.47 million net acres, respectively in the non-commercialized, but proven prospectives for oil and gas discovery.

Petroleum Property Activities and Capital Expenditures for the year ended March 31, 2006

During the year ended March 31, 2006 the Company incurred $7,581,374 worth of expenditures on its oil and gas exploration properties compared to $1,287,879 of expenditures last year. At March 31, 2006 the Company also held drilling and casing inventory at a cost of $942,769 for future drilling operations. The primary capital expenditures during the year were as follows:

PEP 38741 (45%): $1,015,849 of expenditures were made during the year relating to the costs of drilling, completing and testing the Supplejack-1 well on this permit. Supplejack-1 encountered two potential hydocarbon zones and, to date, the lower gas zone has been tested and flowed at a maximum rate of 640,000 cubic feet per day with the joint venture incorporating the short-term flow testing results into the Kaimata 3-D data to consider its options to maximize the development potential of this discovery. The SuppleJack-1 well is currently suspended pending the outcome of the Ratanui-1 well scheduled for the second half of the 2007 fiscal year.

PEP 38745 (83.33%): $554,925 of expenditures were made during the year primarily relating to the drilling of the Richmond-1 well. This well was drilled in October 2005 and although the main objective sandstones were encountered and a number of thick reservoir sands were penetrated, electrical logs indicated the reservoir was not likely to produce commercial quantities of hydrocarbons and the well was plugged and abandonded.

PEP 38751 (66.66%): $563,522 of expenditures were made during the year relating to the drilling of the Konini-1 well in November of 2005. Konini-1 reached the target sandstones and after evaluating the well data the well was plugged and abandoned.

PEP 38757 (100%): $1,934,631 of expenditures were made this year relating mainly to the the costs of drilling the Arakamu-1 well. Arakamu-1 was drilled in January 2006 and encountered good quality oil and gas shows but did not find significant reservoir zones so the well was plugged and abandoned.

PEP 38758 (100%): $980,609 of expenditures were incurred this year to conduct the Company’s 35 kilometer 2- D seismic program. This program was completed in January 2006 data resulting in processed data that is of excellent quality and the Company expects to drill a well on the permit based on this data in late 2006.

PEP 38765 (38.30%): $483,289 of expenditures were made during the year relating to the drilling, completion and testing of the SuppleJack South-1 and the SuppleJack South-1a wells between November 2005 and February of 2006. Both wells penetrated high quality sands with SuppleJack South 1a yielding gas utilising under-balanced perforation techniquies. Both wells are currently suspended awaiting the outcome of the Ratanui-1 well scheduled for the second half of 2007 in the neighbouring permit, PEP 38741.

PEP 38256 (53.84%): $250,594 of expenditures were made during the year relating to a 30 kilometer 2-D seismic program recently completed that identified a closure over the Company’s Salmon prospect. This seismic information is being incorporated with other permit data in order to determine an optimal drilling location for late 2007.

PEP 38260 (70.00%): $512,885 of expenditures were made during the year relating to the two seismic programs carried out during the year to acquire 27 kilometer’s of 2-D seismic that have confirmed the existence of a large rollover structure at depth in the Kate prospect that is expected to be drilled in November 2006.

PEP 38341 and PEP 38342 (35.50%): $1,025,785 of expenditures were made during the year relating to the Company’s participation in a 67 kilometer seismic program carried out over both permits during the year.

The Company has the following commitments for Capital Expenditure at March 31, 2006:

Contractual Obligations	Total $	Less than One	More than One
		Year $	Year $
Long term debt	-	-	-
Operating leases	-	-	-
Purchase obligations	-	-	-
Other long-term obligations (1)	7,658,000	7,658,000	-
Total Contractual Obligations (2)	7,658,000	7,658,000	-

(1)	The Other Long Term Obligations that the Company has are in respect to the Company’s share of expected exploration permit obligations and/or commitments.
(2)

The Company’s total commitments include those that are required to be incurred to maintain the permit in good standing during the current permit term, prior to the Company committing to the next stage of the permit term where additional expenditures would be required. In addition costs are also included that relate to commitments the Company has made that are in addition to what is required to maintain the permit in good standing.

The Company’s commitments shown above totalling $7,658,000 include certain exploration activities that exceed the required exploration work required under the permit terms to maintain the permits in good standing and are subject to change as exploration work is completed and results are received. The material commitment amounts include:

PMP 38157 (33.33%): $3,500,000 is currently committed to the drilling of the Radnor 1a well in July and August, 2006 twith TAG paying 66.66% of the costs of the well to earn a 33.33% interest in the permit and the Radnor production station. The Radnor 1a well will whipstock out of the original Radnor-1 wellbore and target the McKee sands at a depth of approximately 4,100m.

PEP 38741 (45%): $572,000 is currently committed to the drilling of a shallow well (Ratanui-1) on this permit in the second quarter of the 2007 fiscal year well as some minor costs associated with the permit..

PEP 38758 (100%): $1,540,000 is committed to the exploration efforts on this permit consisting substantially of costs relating to drilling the Magamingi-1 well in the second or third quarter of the 2007 fiscal year.

PEP 38260 (70%): $1,400,000 is committed to drilling the Kate-1 well in this permit in November 2006. The Kate-1 well will be the first exploration well over the Kate anticline prospect.

In addition to the above, we will continue our geological and geophysical work on the balance of our permits and, where warranted, and when rig availability permits, we intend to drill additional wells during the year.

Acquisitions affecting commitments for capital expenditures, subsequent to March 31, 2006:

Subsequent to March 31, 2006 the Company acquired three New Zealand oil and gas Companies, Cheal Petroleum Ltd., PEP 38757 Ltd. and PEP 38758 Ltd. Cheal Petroleum Ltd. holds a 30.5% interest in the Cheal Oil Field (PEP 38738-S) and a 15.1% interest in the Cardiff deep gas prospect (PEP 38738-D), both situated on PEP 38738 in New Zealand. The capital expenditures relating to this acquisition over the next year are approximately $6mm and relate essentially to the approved development plan for the Cheal Oil Field where the

Company expects to drill 2 development wells and 2 exploration wells . Please refer to Note 8 of the the accompanying audited consolidated financial statements for additional information.

Selected Annual Financial Information

The following table summarizes selected annual information for the years ended March 31, 2006, 2005 and 2004.

	2006	2005	2004
Production revenue	$-	$-	$-
Net loss	(1,425,562)	(1,214,377)	(938,001)
Net loss per share	(0.04)	(0.09)	(0.08)
Working capital	17,843,233	6,010,158	896,208
Total assets	29,259,397	8,506,501	1,583,140
Long term debt	-	-	-
Shareholders equity	$27,029,832	$7,960,080	$1,558,887

Results of Operations

The Company incurred a net loss for the 2006 fiscal year of $1,425,562 ($0.04 per share) compared to $1,214,377 ($0.09 per share) for the 2005 fiscal year.

The Company’s revenue for the 2006 fiscal year consisted entirely of interest of $399,684 and a gain on sale of mareketable securities of $39,912 compared to $17,352 of interest income last year. The increase in interest income was a result of the Company’s increased working capital from financing’s completed during the year.

General and administrative (“G&A”) costs increased to $1,404,864 in 2006 from $829,233 in 2005 (a 69% increase) due to the Company’s increased activity levels related to the Company’s assets and, to a lesser extent, costs associated with successfully listing on the TSX Venture exchange. The main items contributing to the increased G&A were wages and travel costs. Wages accounted for 45% of the increase mainly because the Company employed a full-time exploration manager at the start of the fiscal year, the Company paid bonuses to the Company’s executives in December of 2005 and annual rates of compensation increased for the Company’s executives during the year. At the end of the 2006 fiscal year the Company also added a full time chief geophysicist to manage the increase in the Company’s exploration permits in New Zealand from seven permits in fiscal 2005 to twenty two by the date of this report. Travel costs accounted for 25% of the increase as these costs include costs associated with the Company’s President relocating to New Zealand as well as travel costs relating to the Company’s acquisition, exploration and financing efforts.

A comparative summary of the Company’s G&A costs for the two-years ending March 31, 2006 is as follows:

	2006	2005
Consulting fees	$42,896	$-
Directors fees	22,500	3,000
Filing, listing and transfer agent	117,549	82,093
Exploration and reports	3,693	31,556
Office and Administration	131,028	65,278
Professional fees	121,270	88,880
Rent	40,280	39,109
Shareholder relations and communications	130,485	130,232
Travel	240,501	93,486
Wages	554,662	295,599
	$1,404,864	$829,233

In addition to the above, the Company recorded stock option compensation costs of $123,829 (2005: $185,395) relating to stock options granted during the year and wrote-off $358,699 (2005: Nil) in costs associated with two permits, the details of which are available for review in Note 5 and Note 3 of the accompanying audited consolidated financial statements, respectively.

Summary of Quarterly Results

2006					2005
	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
	$	$	$	$	$	$	$	$

Total
Revenue	-	-	-	-	-	-	-	-

General and
administrative	(443,804)	(402,270)	(284,300)	(274,490)	(326,217)	(175,313)	(211,095)	(116,608)

Foreign
Exchange	292,651	(5,562)	(292,895)	67,886	(59,228)	(56,994)	(21,467)	(74,900)

Stock option
compensation	-	(91,500)	(12,355)	(19,974)	(185,395)	-	-	-

Other	(89,676)	144,315	(38,330)	24,742	3,970	962	4,255	3,653

Net loss	(240,829)	(355,017)	(627,880)	(201,836)	(566,870)	(231,345)	(228,307)	(187,855)

Basic loss per
share	(0.01)	(0.01)	(0.02)	(0.01)	(0.04)	(0.02)	(0.02)	(0.02)

Liquidity and Capital Resources

The Company began the 2006 fiscal year with 26,026,081 common shares issued and outstanding and during the year ended March 31, 2006 the Company issued 20,605,000 shares through a private placement and through the exercise of share purchase warrants for total proceeds of $20,371,485.

The Company ended the year with $18,753,695 (March 31, 2005: $6,368,935) in cash and cash equivalents, $17,843,233 (March 31, 2005: $6,010,158) in working capital and with 46,631,081 shares issued and outstanding.

Subsequent to year-end the Company issued 40,000,000 common shares to raise net proceeds of approximately $28,100,000. Please refer to Note 8 of the accompanying audited consolidated financial statements for more information realting to the Company’s activities subsequent to year end.

Off-Balance Sheet Arrangements and Proposed Transactions

The Company has no off-balance sheet arrangements or proposed transactions.

Disclosure controls and procedures

The Company maintains a set of disclosure controls and procedures designed to ensure that information required to be disclosed in filings made pursuant to Multilateral Instrument 52-109 is recorded, processed, summarized and reported within the time periods specified by securities regulations and that information required to be disclosed is accumulated and communicated to Management.

The Chief Executive Officer and Chief Financial Officer have evaluated the effectiveness of our disclosure controls and procedures and have concluded that they are adequate and effective to ensure accurrate and complete disclosure.

Business Risks and Uncertainties
The Company, like all companies in the international oil and gas sector, is exposed to a variety of risks which include the uncertainty of finding and acquiring reserves, funding and developing those reserves and finding markets for them. In addition there are commodity price fluctuations, interest and exchange rate changes and changes in government regulations. The oil and gas industry is intensely competitive and the Company must compete against companies that have larger technical and financial resources. The Company works to mitigate these risks by evaluating opportunities for acceptable funding, considering farm-out opportunities that are available to the Company, operating in politically stable countries, aligning itself with joint venture partners with significant international experience and by employing highly skilled personnel. The Company also maintains a corporate insurance program consistent with industry practice to protect against losses due to accidental destruction of assets, well blowouts and other operating accidents and disruptions. The oil and gas industry is subject to extensive and varying environmental regulations imposed by governments relating to the protection of the environment and the Company is committed to operate safely and in an envoironmentally sensitive manner in all operations.

Additional information relating to the Company is available on www.sedar.com.

CORPORATE INFORMATION

BANKER
DIRECTORS AND OFFICERS	Bank of Montreal
Drew Cadenhead	Vancouver, British Columbia
President, CEO and Director
New Plymouth, New Zealand	LEGAL COUNSEL
Blake, Cassels & Graydon
Garth Johnson	Vancouver, British Columbia
Secretary, CFO and Director
Vancouver, British Columbia	Chapman Tripp
Wellington, New Zealand
Paul Infuso
Director	AUDITORS
Winnipeg, Manitoba	De Visser Gray
Chartered Accountants
James Smith	Vancouver, British Columbia
Director
Calgary, Alberta	REGISTRAR AND TRANSFER AGENT
Computershare Investor Services Inc.
CORPORATE OFFICE	100 University Avenue, 9th Floor
Suite 1407, 1050 Burrard Street	Toronto, Ontario
Vancouver, British Columbia	Canada M5J 2Y1
Canada V6Z 2S3	Telephone: 1-800-564-6253
Telephone: 1-604-609-3350	Facsimilie: 1-604-661-9480
Facsimile: 1-604-682-1174

REGIONAL EXPLORATION OFFICE	ANNUAL GENERAL MEETING
117 Powderham Street	The Annual General Meeting will be held
P.O. Box 183	on September 22, 2006 at 10:00am at the
New Plymouth, New Zealand	offices of Blake, Cassels & Graydon located at
Suite 2600, 595 Burrard Street
SUBSIDIARIES	Vancouver, B.C. V7X 1L3
TAG Oil (NZ) Limited
TAG Oil (Canterbury) Limited	SHARE LISTING
Cheal Petroleum Limited	TSX Venture Exchange
Trading Symbol: TAO
SHAREHOLDER RELATIONS	OTC Bulletin Board
Telephone: 604-609-3350	Trading Symbol: TAGOF
Email: ir@tagoil.com
WEBSITE
SHARE CAPITAL	www.tagoil.com
At July 27, 2006, there were
91,631,081 shares issued and outstanding.
Fully diluted: 93,156,081 shares